FORM 12b-25


NOTIFICATION OF LATE FILING OF FORM 10-QSB        SEC FILE NUMBER:
                                                  0-3425


For Period Ended:  March 31, 1998

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Part I - Registrant Information
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Full Name of Registrant  Platronics, Inc.

Address of Principal Executive Office (Street and Number)
301 Commerce Road

City, State and Zip Code
Linden, New Jersey  07036

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Part II - Rules 12b-25 (b) and (c)
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The subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-
25(b).

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject quarterly report on Form 10-QSB will be filed on or before the fifth calendar day following the prescribed due date.

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Part III - Narrative
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     The subject Form 10-QSB could not be filed within the
prescribed period because the accountant needs additional time to compile the information. The accountant has been changed since the last filing and is in the process of obtaining last year's information to complete the comparative statement.





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Part IV - Other Information
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     (1)  Name and telephone number of person to contact in regard to this notification

Paul M. Petigrow, Esq        (973)                 325-2100
   (Name)                 (area code)          (telephone number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                         _____ Yes     __X__No

     The March 31, 1997 Form 10-Q was not filed.

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? YES

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                          Platronics, Inc.
               (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date____________________________   By Ronald Knigge


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Part IV (3) - Explanation
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     It is anticipated that due to a change in management and a reduction in expenses, the earnings of the company will increase. It is anticipated that the operating income will increase from a loss of $34,253 on March 31, 1997 to income of $131,197 on March 31, 1998. Net income will increase from a loss of $36,012 to income of $117,585 and earnings per share will increase from ($0.04) per share to $0.13 per share.